Exhibit 12.1.  Computation of Ratio of Earnings to Fixed Charges

Regency Energy Partners LP
Computation of Ratio of Earning to Fixed Charges
(in thousands, except ratio amounts)
(unaudited)

	Three Months Ended
	March 31, 2008	March 31, 2007
Earnings:
Income (loss) from continuing operations	$10,348	$(1,295)
Add:
Interest expense	15,406	14,885
Portion of rent under long-term operating leases representative of an interest factor	115	132
Amortization of capitalized interest	61	40
Less:
Equity income	-	(43)
Total earnings available for fixed charges	$25,930	$13,719

Fixed Charges:
Interest expense	$15,406	$14,885
Portion of rent under long-term operating leases representative of an interest factor	115	132
Capitalized interest	369	128
Total fixed charges	$15,890	$15,145

Ratio of earnings to fixed charges (x times) (1)	1.63	-

(1) Earnings were insufficient to cover fixed charges by:	$-	$1,426